September 16, 2011

Via Federal Express and EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C.  20549

Re:          Behringer Harvard REIT I, Inc.

File No. 0-51293

Form 10-K for the year ended December 31, 2010 (the “Form 10-K”)

Dear Mr. Woody:

On behalf of Behringer Harvard REIT I, Inc. (the “Company”), I am writing in response to comments of the Staff with respect to the Company’s Form 10-K and several additional filings, as set forth in the Commission’s letter dated September 1, 2011.  The headings and comment numbers below correspond to the headings and comment numbers referenced in the Commission’s letter.  In addition, for your convenience, we have reproduced the text of your comments in this letter and included our responses directly below each comment.

Form 10-K for the fiscal year ended December 31, 2010

Item 1A. Risk Factors, page 6

We may not be able to refinance or pay our indebtedness, page 9

1.             Risk factor disclosure should be detailed enough so that investors can understand the potential magnitude of the risk presented. Here, you indicate the risk presented by your failure to repay your indebtedness. In future periodic filings, please expand this risk factor to disclose specific examples of your failure to repay your indebtedness. For example, we note that you transferred ownership in two of your properties to your lenders pursuant to a deed-in-lieu of foreclosure and a foreclosure in 2011.

Response:

The Company confirms that it will provide the requested disclosure in future periodic filings.

Item 2. Properties, page 33

2.             In future periodic filings, please disclose the average effective rent per square foot for your properties on a portfolio basis. Please also include disclosure that clarifies how such amount is calculated. To the extent tenant concessions, such as free rent, are not reflected in the measure, please quantify how concessions would impact the calculation.

Response:

The Company confirms that it will provide the requested disclosure in future periodic filings.

Lease Expirations, page 35

3.             In future periodic filings, please disclose the percentage of gross annual rent represented by expiring leases.

Response:

The Company confirms that it will provide the requested disclosure in future periodic filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Funds from Operations and Modified Funds from Operations, page 48

4.             We note you have disclosed a performance measure referred to as “modified funds from operation.” Please provide us a detailed analysis of why this measure is useful to investors. Where appropriate, please address the usefulness and limitations of each significant adjustment, including that impairments indicate that the property’s operating performance has been permanently affected. We may have further comment.

Response:

The Company respectfully notes that it has included the requested disclosure in its Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2011 as follows:

“We believe that MFFO is a helpful measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating valuation and other items outlined above.  Accordingly, we believe that MFFO can be a useful metric to assist management, stockholders and analysts in assessing the sustainability of operating performance.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations:

•      Acquisition fees and expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both business combinations and equity investments were capitalized; however, beginning in 2009, acquisition costs related to business combinations are expensed.  We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for our real estate investments and is consistent with management’s analysis of the investing and operating performance of our properties.  Acquisition expenses include those paid to our advisor or third parties.

•      Adjustments for straight line rents and amortization of discounts and premiums on debt investments.  In the application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•      Adjustments for amortization of above- or below-market intangible lease assets.  Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of our real estate assets.

•      Impairment charges and gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting.  Each of these items relates to a fair value adjustment, which, in part, is based on the impact of current market fluctuations and underlying assessments of general market conditions, which may not be directly attributable to our current operating performance. As these gains or losses relate to underlying long-term assets and liabilities where we are not speculating or trading assets, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rates, occupancy and other core operating fundamentals.

•      Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price.  Similar to extraordinary items excluded from FFO, these adjustments are not related to our continuing operations.  By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that assists stockholders in better aligning their analysis with management’s analysis of long-term core operating activities.  Many of these adjustments are similar to adjustments required by SEC rules for the presentation of pro forma business combination disclosures, particularly acquisition expenses, gains or losses recognized in business combinations and other activity not representative of future activities.

MFFO also provides useful information in analyzing comparability between reporting periods that also assists stockholders and analysts in assessing the sustainability of our operating performance.  MFFO is primarily affected by the same factors as FFO, but without non-operating changes, particularly valuation changes; therefore, we believe fluctuations in MFFO are more indicative of changes and potential changes in operating activities.  MFFO is also more comparable in evaluating our performance over time.  We also believe that MFFO is a recognized measure of sustainable operating performance by the real estate industry and is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies that do not have a similar level of involvement in acquisition activities or are not similarly affected by impairments and other non-operating charges.”

5.             Refer to the reconciliation table on page 50. We note that you reconcile MFFO from GAAP net loss through FFO, and then provide MFFO per share. In future periodic filings, please accompany MFFO per share disclosure with FFO per share and net loss per share disclosure.

Response:

The Company respectfully notes that it has included the requested disclosure in its Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2011 and will continue to do so in future periodic filings.

Liquidity and Capital Resources, page 51

Share Redemption Program, page 53

6.             We note your disclosure that you fulfilled a pro rata portion of all the exceptional redemption requests submitted. In future periodic filings, please clarify the amount of redemption requests that went fulfilled and unfulfilled during the year. Please also disclose the average price per share for shares redeemed.

Response:

The Company confirms that it will provide the requested disclosure in future periodic filings.

Distributions, page 53

7.             In future periodic filings, please disclose the amount of distributions declared in the period presented as compared to the amount of earnings (net income or FFO) in period presented.

Response:

The Company confirms that it will provide the requested disclosure in future periodic filings.

Financial Statements

2. Summary of Significant Accounting Policies

Real Estate, page F-8

8.             We note that you amortize below-market lease values over the non-cancellable term including any fixed-rate renewal periods. Please tell us how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Response:

The Company respectfully notes that while acquired leases may be at below-market rates at the time of acquisition of a property, these leases did not have renewal options for periods beyond the non-cancellable term at fixed rates that were sufficiently below the estimated fair rates at the date the options become exercisable.

However, if we conclude that the renewal rate will be sufficiently lower than the fair rate at the date an option becomes exercisable, then we must determine if exercise of the renewal option by the lessee appears, at the acquisition date of the property, to be reasonably assured. We consider several factors to determine if exercise of an option lower than the fair rate is reasonably assured, including the financial condition of the lessee, the business conditions in the industry in which the lessee operates, the economic conditions in the area in which the property is located, and the ability of the lessee to sublease the property during the renewal term.

If we determine that a lessee will execute a below market lease renewal option then the related below market lease liability will be amortized over the lease term which comprises both the non-cancellable term and the below market renewal option term.

15. Commitments and Contingencies, page F-27

9.             In future filings, please include contractual commitments such as those that you have disclosed for tenant improvements and leasing commissions within your table of contractual obligations as part of your liquidity and capital resources disclosure.

Response:

The Company confirms that it will provide the requested disclosure in future filings.

DEFINITIVE PROXY STATEMENT

Certain Transactions, page 20

10.          In future periodic filings, please specify the portion of reimbursement costs that is specifically attributed to the compensation paid by the sponsor to your executive officers.

Response:

The Company confirms that it will provide the requested disclosure in future periodic filings.

FORM 8-K DATED JANUARY 10, 2011

Determination of Estimated Per Share Value, page 2

11.          We note your disclosure of estimated per share value. With a view to disclosure, please provide us an analysis regarding your calculation of estimated per share value, including:

•                                          a description of the key assumptions used in the valuation method used;

•                                          a range of the key assumptions actually used;

•                                          whether, and the extent to which, independent third parties assisted in the valuation, including the determination of the appropriate key assumptions used;

•                                          a break-out of each of the major sub-items valued, including the property portfolio, liquid assets, development projects and land; and

•                                          the capitalization rate of the property portfolio implied by the value assigned the property portfolio, based on the portfolios historical net operating income for the 12-months preceding the valuation date.

Response:

Key Assumptions and Ranges

In accordance with the Company’s Second Amended and Restated Policy for Estimation of Common Stock Value, the Company’s advisor, Behringer Advisors, LLC (the “Advisor”), utilized what it believed to be appropriate valuation methodologies under then current circumstances in determining an estimated per share value to recommend to the Company’s board of directors.  Specifically, the Advisor utilized the income capitalization approach, more commonly known as a discounted cash flow analysis, to estimate a range of values of the operating properties within the Company’s portfolio.

The assumptions used were property specific and were determined based on a number of factors, including the market in which the property is located, the specific location of the property within the market, the quality of the property compared to its competitive set, the available space within the Company’s property and the market, tenant demand for space and investor demand and return requirements.

The following represents a description of the key assumptions used in the estimated per share valuation, based on the Advisor’s historical experience and market knowledge, along with the primary range of assumptions used:

Market Rental Rates

Market rental rates represent the rate that a tenant would pay to occupy available space within comparable properties in a given market.  The assumptions used in the discounted cash flow analysis represent the actual lease rates that are currently in place and an estimate of those the Advisor believes could be achieved from a tenant in return for leasing available space at the Company’s property.  Market rental rates are generally categorized as “Gross Rates” or “Net Rates.”  Generally, “Gross Rates” include first-year recoverable operating expenses with escalations over first-year expenses being reimbursed by the tenant beginning in the second year of the lease term.  “Net Rates” exclude first-year operating expenses because the tenant pays the Net Rate plus its pro rata share of annual recoverable operating expenses.  The market rental rates used in the estimated per share valuation varied by market, property and square footage leased and ranged from $7.00 to $58.94 per square foot for Gross Rate properties and $6.00 to $49.63 per square foot for Net Rate properties.

Tenant Improvements

Tenant improvements represent the costs to finish out the construction of a tenant’s space to its specifications.  Tenant improvements for formerly occupied space are negotiable and range from “as-is” to “turn-key.”  The assumption used in the discounted cash flow analysis represents the Advisor’s estimate of tenant improvement dollars that would need to be expended to entice a tenant to lease available space at each property.  The tenant improvements used in the estimated per share valuation ranged from $5.00 to $63.93 per square foot.

Leasing Commissions

Leasing commissions are generally calculated as a dollar amount per square foot or as a percentage of the contractual rental revenue over the period of the lease and include amounts paid to the tenant broker and the landlord broker.  The assumption used in the discounted cash flow analysis represents the Advisor’s estimate of the leasing commission that would need to be paid to both the tenant and landlord brokers as a result of leasing available space at the Company’s property.  The leasing commissions used in the estimated per share valuation ranged from $2.25 to $28.68 per square foot, or from 2.0% to 8.0% of the contractual rental revenue over the period of the lease with the method of measurement determined by the method commonly utilized in a given market.

Free Rent

Free rent represents a concession offered by the landlord to induce a tenant to sign a lease.  The assumption used in the discounted cash flow analysis represents the Advisor’s estimate of the free rent that would be required to induce a tenant to lease available space at the Company’s property.  The free rent used in the estimated per share valuation ranged from 0.1 to 1.71 months per year of lease term.

Downtime

Downtime represents the period of time available space will remain vacant between a tenant’s move out and a new tenant taking occupancy of the vacated space.  The assumption used in the discounted cash flow analysis represents the Advisor’s estimate of the downtime that would be incurred to re-lease available space at the Company’s property following the move out of an existing tenant at the expiration of its lease.  The downtime used in the estimated per share valuation ranged from three to 26 months.

Renewal Probability

Renewal probability is the probability assigned to a current tenant renewing its lease at the expiration of its current lease along with projected new leases that would expire during the period analyzed.  The renewal probability can vary as a result of market conditions, available space at competitive properties, and quality of the property, as well as the individual objectives of the tenant.  The assumption used in the discounted cash flow analysis represents the Advisor’s estimate of the renewal probabilities of in-place tenants provided no information is currently available as to the tenant’s intentions.  The renewal probabilities used in the estimated per share valuation ranged from 50% to 80%.

Market Rental Growth Rate

Market rental growth rate represents the expectation for future growth to the current market rental rate at a property on expiration of a lease.  The market rental growth rate is based on a number of factors including assumptions regarding inflation and other market conditions such as projected supply and demand in each market.  The assumption used in the discounted cash flow analysis represents the growth rate applied to current market rental rates to arrive at actual market rental rates the Advisor believes will be achieved from a tenant in return for leasing available space at the Company’s properties in future periods.  The market rental growth rates used in the estimated per share valuation ranged from 1.0% to 6.9%.

Expense Growth Rates

Expense growth rate represents the expectation for future growth to the current operating expenses of a property.  The expense growth rate is based on a number of factors including assumptions regarding inflation and future property tax assessments at the property.  The assumption used in the discounted cash flow analysis represents the growth rate applied to current operating expenses to arrive at actual operating expenses the Advisor believes will be incurred at the Company’s properties in future periods.  The expense growth rates used in the estimated per share valuation ranged 2.6% to 3.1%.

Reversion Capitalization Rates

Reversion capitalization rates are the rates applied to the projected cash net operating income of a property in the year following its projected hold period to estimate the sales value of the property at the conclusion of the hold period (e.g., in a 10-year discounted cash flow analysis, the reversion capitalization rate for the property would be applied to the projected cash net operating income in the eleventh year).  The assumption used in the discounted cash flow analysis represents the reversion capitalization rates that the Advisor believes an investor would utilize to determine the purchase price to acquire the Company’s property at the conclusion of the Company’s projected hold period, which varied based on the market and property analyzed but was predominantly 10 years.  The reversion capitalization rates used in the estimated per share valuation ranged from 5.75% to 9.50%.

Discount Rates

Discount rates represent the unlevered internal rate of return that an investor would require to invest in a particular property.  Risk and liquidity are two factors that an investor would consider in determining an acceptable internal rate of return.  The assumption used in the discounted cash flow analysis represents the discount rate for each property that the Advisor believes an investor would require to invest in that property.   The discount rates used in the estimated per share valuation ranged from 7.5% to 12.5%.

Use of Independent Third Parties

In connection with the board of director’s determination of an estimated per share valuation as of May 17, 2010, the board consulted with the Advisor and an independent third party investment banking firm engaged by the Advisor.  Both the Advisor and the independent third party investment banking firm used what they believed to be appropriate valuation methodologies under then current circumstances.  The Advisor and the independent third party investment banking firm utilized the methodologies noted above; however, the independent third party investment banking firm arrived at its assumptions independent of the Advisor to establish its range of estimated per share values of the Company.  The Advisor’s recommendation of the estimated valuation per share as of May 17, 2010 to the Company’s board of directors was confirmed by the third party investment banking firm’s independent valuation.

In connection with the board’s determination of an estimated per share valuation as of December 31, 2010, the Advisor utilized the methodologies noted above without the assistance of an independent third party since the independent third party investment banking firm used for the May 17, 2010 estimated valuation confirmed that the Advisor’s methodologies were industry standard and acceptable.

Major Sub-Items Valued

As part of the Advisor’s estimated valuation process, values were determined for the following major sub-items within the Company’s portfolio:

Operating Portfolio of Properties	$3,725,213,316
Development Projects	$61,590,069
Unimproved Land	$2,400,000
Other Liquid Assets, Net of Other Liabilities	$134,283,068
Debt Obligations	$(2,578,520,146)

Capitalization Rate

Based on the historical net operating income of the Company’s portfolio for the 12-months preceding the estimated valuation date, the implied capitalization rate of the operating property portfolio was 7.68% using net operating income calculated on a GAAP basis (including the GAAP straight-line rent adjustment and amortization of above- and below-market lease intangibles) and 7.08% using net operating income excluding the GAAP straight-line rent adjustment and amortization of above- and below-market lease intangibles.

FORM 8-K DATED MARCH 10, 2011

12.          In future filings, please disclose a reconciliation of Same Store Cash NOI to net income through NOI or tell us how you have complied with the provisions of Regulation G.

Response:

The Company confirms that it will provide the requested disclosure in future filings.

The Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.

Very truly yours,

BEHRINGER HARVARD REIT I, INC.

/s/ Scott W. Fordham

Scott W. Fordham
Chief Financial Officer

cc:                                Robert S. Aisner, President and Chief Executive Officer

Telisa Webb Schelin, Esq., Senior Vice President — Legal, General Counsel and Secretary